Exhibit 12.1

Oglethorpe Power Corporation

Computation of Ratio of Earnings to Fixed Charges,

Equity Ratio and Margins for Interest

	Year ended December 31,
	2010	2009	2008	2007	2006
	(In thousands, except ratios)
Computation of Ratio of Earnings to Fixed Charges:
Net margin	$33,733	$26,390	$19,259	$19,061	$18,201
Less: income from equity investees	(1,657)	(1,508)	(1,369)	(1,418)	(1,455)
Adjusted net margin	32,076	24,882	17,890	17,643	16,746

Interest expense	266,641	240,743	218,042	214,256	207,363
Less: interest capitalized during period	(41,593)	(19,345)	(12,259)	(6,962)	(3,437)
Amortization of deferred debt expense	24,119	19,062	15,418	15,727	15,584
Interest portion of rental expense	2,683	2,671	2,078	1,766	1,742
Earnings	$283,926	$268,013	$241,169	$242,430	$237,998

Interest expense	266,641	240,743	218,042	214,256	207,363
Amortization of deferred debt expense	24,119	19,062	15,418	15,727	15,584
Interest portion of rental expense	2,683	2,671	2,078	1,766	1,742
Fixed Charges	$293,443	$262,476	$235,538	$231,749	$224,689

Ratio of Earnings to Fixed Charges	0.97 (1)	1.02	1.02	1.05	1.06

Computation of Equity Ratio:
Patronage capital	$595,952	$562,219	$535,829	$516,570	$497,509

Total capitalization	5,555,471	5,064,533	4,157,623	4,137,518	4,044,587
Long-term debt and capital leases due within one year	170,947	119,241	110,647	143,400	234,621
	$5,726,418	$5,183,774	$4,268,270	$4,280,918	$4,279,208

Equity Ratio	10.4%	10.8%	12.6%	12.1%	11.6%

Computation of Margins for Interest Ratio:
Adjusted net margin	$32,076	$24,882	$17,890	$17,643	$16,746
Interest for debt secured under the first mortgage indenture	229,116	207,348	178,893	176,424	167,455
	$261,192	$232,230	$196,783	$194,067	$184,201

Margins for Interest Ratio	1.14	1.12	1.10	1.10	1.10

(1)   The dollar amount for the deficiency for the fiscal year ended December 31, 2010 is $9,517,000.